UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
 (Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
Panama City, Republic of Panama
 (Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

April 26th, 2011

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

BLADEX ANNOUNCES CHANGE TO BOARD OF DIRECTORS COMPOSITION

Panama City, Republic of Panama, April 26, 2011 - Banco Latinoamericano de Comercio Exterior, S.A. (Bladex) (NYSE: BLX), announced that Mr. Will C. Wood submitted his resignation as a Class “E” Director on Bladex’s Board of Directors, effective April 20, 2011.  Mr. Wood was the Chairman of the Audit and Compliance Committee of the Board, as well as a member of the Nomination and Compensation Committee.

Mr. Wood was replaced in his capacity as Class “E” Director by Mr. Guillermo Güémez García who will serve for the remainder of Mr. Wood’s original term, due to expire in April, 2012.  Concurrently, Dr. Herminio Blanco, a Class “E” Director, was appointed to replace Mr. Wood as Chairman of the Audit and Compliance Committee.

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Mr. Christopher Schech, Senior Vice President & Chief Financial Officer
Tel.: (507) 210-8630, E-mail:  cschech@bladex.com
-or-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY  10005
Attention:  Ms. Melanie Carpenter or Mr. Peter Majeski
Tel.: (212) 406-3694, E-mail: bladex@i-advize.com